

BNP PARIBAS

RECEIVED
2009 MAY -4 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

24 April 2009

SUPPL


09046027

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 13th May 2009 Combined General Meeting convening notice and proxy solicitation.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosure: 13th May 2009 Combined General Meeting convening notice,
ADR proxy solicitations,
Acknowledgement of receipt

BNP PARIBAS

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING 144A SHARES OF BNP PARIBAS

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Ordinary Meeting						Extraordinary Meeting					
	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
Res. 1	☐	☐	Res. 6	☐	☐	Res. 11	☐	☐	Res. 14	☐	☐
Res. 2	☐	☐	Res. 7	☐	☐	Res. 12	☐	☐	Res. 15	☐	☐
Res. 3	☐	☐	Res. 8	☐	☐	Res. 13	☐	☐	Res. 16	☐	☐
Res. 4	☐	☐	Res. 9	☐	☐						
Res. 5	☐	☐	Res. 10	☐	☐						

Mark box at immediate right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated above. ☐

Address Change ☐ Mark box and indicate changes/comments below:

Sign Below Date:____________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorised officer who should state his or her title.

AGENDA

Ordinary Meeting

1. Approval of the consolidated balance sheet and profit and loss account for the financial year ending 31 December 2008
2. Approval of parent company balance sheet and profit and loss account for the financial year ending 31 December 2008
3. Allocation of the net income for the financial year ending 31 December 2008 and distribution of the dividend
4. Special report of the Auditors on the agreements and commitments referred to in Articles L. 225-38 et seq. of the French Commercial Code, particularly for those concluded between a company and its corporate officers but also between companies of a group with common corporate managing directors
5. Authorisation for BNP Paribas to buy back its own shares
6. Renewal of a director's mandate of Mr. Claude Bébéar
7. Renewal of a director's mandate of Mr. Jean-Louis Beffa
8. Renewal of a director's mandate of Mr. Denis Kessler
9. Renewal of a director's mandate of Mme Laurence Parisot
10. Renewal of a director's mandate of Mr. Michel Pébereau

Extraordinary Meeting

11. Contribution in kind of Fortis Banque SA shares
12. Contribution in kind of BGL SA shares
13. Issue of ordinary shares and transferable securities granting access to the capital for the purpose of remunerating contributions of unlisted shares up to the limit of 10% of the capital
14. Changes in the procedures for B Shares – Corresponding amendments to the Articles of Association
15. Authorisation to be granted to the Board of Directors for the purpose of reducing the capital through cancellation of shares
16. Powers for formalities

BNP Paribas
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that the Combined General Meeting (the "Meeting") of BNP Paribas (the "Company") will be held at the Palais des Congrès 2, place de La Porte Maillot (Paris 17e), France, on Wednesday, May 13, 2009, at 3:30 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the 144A Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., May 6, 2009. Only the registered holders of record at the close of business on April 20, 2009, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing 144A Shares of the Company, of record as of April 20, 2009, hereby requests and authorises the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying 144A Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meeting, the underlying 144A Shares represented by your ADRs will be voted by such person in his or her discretion.

If you wish to collect further information about the resolutions, please go to BNP PARIBAS Investors' website at http://invest.bnpparibas.com.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., May 6, 2009.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

BNP PARIBAS

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF BNP PARIBAS

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Ordinary Meeting

	FOR	AGAINST		FOR	AGAINST
Res. 1	☐	☐	Res. 6	☐	☐
Res. 2	☐	☐	Res. 7	☐	☐
Res. 3	☐	☐	Res. 8	☐	☐
Res. 4	☐	☐	Res. 9	☐	☐
Res. 5	☐	☐	Res. 10	☐	☐

Extraordinary Meeting

	FOR	AGAINST		FOR	AGAINST
Res. 11	☐	☐	Res. 14	☐	☐
Res. 12	☐	☐	Res. 15	☐	☐
Res. 13	☐	☐	Res. 16	☐	☐

Mark box at immediate right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated above. ☐

Address Change ☐ Mark box and indicate changes/comments below:

Sign Below Date:________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorised officer who should state his or her title.

AGENDA

Ordinary Meeting

1. Approval of the consolidated balance sheet and profit and loss account for the financial year ending 31 December 2008
2. Approval of parent company balance sheet and profit and loss account for the financial year ending 31 December 2008
3. Allocation of the net income for the financial year ending 31 December 2008 and distribution of the dividend
4. Special report of the Auditors on the agreements and commitments referred to in Articles L. 225-38 et seq. of the French Commercial Code, particularly for those concluded between a company and its corporate officers but also between companies of a group with common corporate managing directors
5. Authorisation for BNP Paribas to buy back its own shares
6. Renewal of a director's mandate of Mr. Claude Bébéar
7. Renewal of a director's mandate of Mr. Jean-Louis Beffa
8. Renewal of a director's mandate of Mr. Denis Kessler
9. Renewal of a director's mandate of Mme Laurence Parisot
10. Renewal of a director's mandate of Mr. Michel Pébereau

Extraordinary Meeting

11. Contribution in kind of Fortis Banque SA shares
12. Contribution in kind of BGL SA shares
13. Issue of ordinary shares and transferable securities granting access to the capital for the purpose of remunerating contributions of unlisted shares up to the limit of 10% of the capital
14. Changes in the procedures for B Shares – Corresponding amendments to the Articles of Association
15. Authorisation to be granted to the Board of Directors for the purpose of reducing the capital through cancellation of shares
16. Powers for formalities

BNP Paribas
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that the Combined General Meeting (the "Meeting") of BNP Paribas (the "Company") will be held at the Palais des Congrès 2, place de La Porte Maillot (Paris 17e), France, on Wednesday, May 13, 2009, at 3:30 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., May 6, 2009. Only the registered holders of record at the close of business on April 20, 2009, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of April 20, 2009, hereby requests and authorises the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meeting, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

If you wish to collect further information about the resolutions, please go to BNP PARIBAS Investors' website at http://invest.bnpparibas.com.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., May 6, 2009.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

CONVENING NOTICE

2009

COMBINED GENERAL MEETING

The shareholders of BNP Paribas are convened by the Board of Directors to the Combined General Meeting on:

Wednesday, May 13th, 2009

at 3:30 p.m. at the Palais des Congrès

2, place de La Porte Maillot (Paris 17e)

You will find enclosed the main decisions and the agenda of the meeting, also available on the Internet: **http://invest.bnpparibas.com**

Protect the environment by using Internet to participate in our General Shareholders Meeting! For that purpose, please get connected to www.gisproxy.bnpparibas.com/bnpparibas.html to forward us your instructions! *All the details in page 4!*



BNP PARIBAS

Société anonyme with capital of €2,198,641,552
Head Office : 16, boulevard des Italiens,
75009 Paris – 662 042 449 R.C.S. Paris



Overview



Agenda

ORDINARY Meeting

- Reports of the Board of Directors and Auditors on the transactions for the financial year ending 31 December 2008,
- Approval of the consolidated balance sheet and profit and loss account for the financial year ending 31 December 2008,
- Approval of the parent company balance sheet and profit and loss account for the financial year ending 31 December 2008,
- Allocation of net income, dividend distribution, and option for payment of the dividend either in cash or in newly issued ordinary shares,
- Special report of Auditors and approval of the agreements and commitments referred to in Articles L. 225-38 et seq. of the Commercial Code,
- Authorisation to be granted to the Board of Directors for the purpose of purchasing ordinary shares of the Company,
- Renewal of directors' mandates.

EXTRAORDINARY Meeting

- Report of the Board of Directors and reports of the Contribution auditors,
- Contribution of Fortis Banque SA shares by SFPI to BNP Paribas,
- Approval of contribution of Fortis Banque shares, its valuation and recognition of the implementation of the capital increase,
- Contribution of BGL SA shares by the Grand Duchy of Luxembourg to BNP Paribas,
- Approval of contribution of BGL shares, its valuation and recognition of the implementation of the capital increase,
- Authorisation to be granted to the Board of Directors to proceed with issue of ordinary shares for the purpose of remunerating contributions of unlisted shares up to the limit of 10% of the capital,
- Auditors' special reports,
- Changes in the features of Class B shares and the corresponding amendment to the articles of association,
- Authorisation to be granted to the Board of Directors for the purpose of reducing the capital through share cancellation,
- Powers for formalities.



How to participate in our General Meeting?

BNP Paribas is providing you with the possibility of transmitting your instructions via the Internet prior to the General Meeting[1]. Investors therefore have an additional means of taking part in the Meeting, and will thus be able to benefit from all the possibilities available on the voting form via a secure Web site specifically set up for this purpose. You will be able to request an admission pass, vote by correspondence, or give a proxy to the Chairman, your spouse or another shareholder that can be either an individual or a legal entity.

Access to the Web site is protected by an ID number and a password. Furthermore, all data transfers are encoded to ensure your vote's confidentiality.

If you would like to take advantage of this method of transmitting your instructions, please follow the recommendations below, under the heading "**Via the Internet**" ; if not, please see the section entitled "**Using the hardcopy form**".

Via the Internet

BNP Paribas is offering its shareholders the possibility of voting via the Internet prior to the Combined General Meeting [1] under the conditions described below:

Registered shareholders

- Holders of **pure registered shares** who wish to vote via the Internet prior to the Meeting, must use the ID number and password that already allow them to access their account data on the GISNOMI Web site. They will thus be able to log on to the General Meeting's secure dedicated Web site. The Shareholder then simply follows the instructions displayed on the screen.
- Holders of **administered registered shares** shall use the login on the top right corner of the voting form to access the shareholders' Meeting dedicated website. Then, the shareholder will have to follow the instructions on the screen in order to receive, first his/her ID number by post, then a password through a following mail.

Holders of bearer shares

Holders of bearer shares who wish to vote via the Internet prior to the General Meeting must get in touch with their account-holding institution, in order to request that it **establishes a certificate of participation; they must also indicate their e-mail address**. In accordance with the usual procedure, the account-holding institution transmits this certificate, **along with the e-mail address**, to *BNP Paribas Securities Services, GCT – Services aux Émetteurs – Assemblées*, the authorised agent of BNP Paribas and the manager of the Web site for voting via the Internet. This e-mail address will be used by GCT – Assemblées to inform shareholders of their ID numbers so that they can log on to the secure Web site used exclusively for voting prior to the General Meeting. The shareholder then simply follows the instructions on the screen.

The secure Web site used exclusively for voting prior to the General Meeting will be open as from Monday 20 April 2009.

It will be possible to vote prior to the Meeting without interruption until the day preceding the Meeting, i.e. **Tuesday 12 May 2009**, at 3.00 p.m., Paris time.
It is nonetheless recommended that shareholders not delay voting until the final day.

Address of the Web site dedicated to the General Meeting: **https://gisproxy.bnpparibas.com/bnpparibas.html**

(1) For both technical and legal reasons, it is not yet possible to vote via the Internet during the Meeting itself.

Using the hard copy form

Terms and conditions of participation

In order to attend personally this Meeting, give a proxy or vote by mail, your BNP Paribas shares just have to be recorded in your name, under registered as well as bearer forms, **in the third working day preceding the Meeting, i.e. on Friday, May 8th, 2009**.

■ YOU WISH TO ATTEND THE MEETING

- **Bearer shares:**

You must ask for an **admission card**. This card is essential to enter the meeting room and vote. To vote:

- please **tick mark box A** of the voting form, and
- **send it back as soon as possible** to the **custodian** in charge of your shares. This custodian will forward it, along with a certificate of participation.

- **Registered shares:**

you may:

- **ask for an admission card** to **enter more easily the meeting room**; please mark **box A** of the voting form and send it back in the envelope you received,
- **or apply to the relevant reception desk** on the Meeting day with a document justifying your identity.

■ YOU DON'T WISH TO ATTEND THE MEETING

Please fill in **box B** and sign the correspondence voting form and send it back:

- **if you own registered shares:** to BNP Paribas Securities Services in the enclosed envelope;
- **if you own bearer shares:** to the custodian in charge of your shares which will forward the document, attached with the detention certificate made beforehand.

Your custodian will forward your voting form to BNP Paribas with a certificate of participation. To be valid, the correspondence voting forms must be fully filled in and received by BNP Paribas at least 1 day before the date of the Meeting, i.e. on Tuesday 12 May 2009 at 3 p.m. at the latest.

*You will find on the Internet site **"invest.bnpparibas.com"**, section "General Shareholders Meeting" then "what to know in a few clicks", a lively demo of the possibilities and of the ways of participating in our General Shareholders Meeting.*

According to Article 20 of the bylaws of BNP Paribas, the General Meeting will be fully broadcasted live on our website "http://invest.bnpparibas.com". The video of this Meeting will then be available for the entire year, until the next General Meeting.



How to vote?

How to fill in the proxy or the correspondence voting form?

A

You wish to attend the Meeting in person:

- Please tick mark box **A**;
- Please date the document and sign it in box **Z**.

B

You cannot attend and you wish to vote by correspondence or by proxy:

- Please tick mark box **B**;
- Choose among the 3 possibilities (1 choice only);
- Please date the document and sign it in box **Z**.

C

You give your proxy to the Chairman of the Meeting:

- Please tick mark the box facing "I hereby give my proxy to the Chairman of the Meeting";
- Please check you dated and signed the document in box **Z**;
- Make sure you ticked in box **B**.

D

You vote by correspondence:

- Please tick mark the box facing "I vote by post" :
  - each numbered box represents one resolution,
  - each empty box represents a **YES** vote,
  - each blackened box represents a **NO** vote or an abstention (to abstain is equivalent to vote No).
- Please make sure you dated and signed in box **Z**;
- Please make sure you ticked in box **B**.

D'

This box is to be used to vote for resolutions presented by the shareholders and not registered by the Board of Directors.

If you want to vote, please blacken the corresponding box.

D"

This box corresponds to amendments or new resolutions proposed during the Meeting.

If you want to vote, please blacken the corresponding box.

E

You give your proxy to a person – an individual or a legal entity – you have chosen (your spouse or any shareholder attending the meeting):

- Please tick mark the box facing "I hereby appoint";
- Please date the document and sign it in box **Z**;
- Please make sure you expressed your choice in box **B**;
- Please mention in box **E** the person who – individual or legal entity – will be representing you (name, christian name, address).

F **Please indicate your name, Christian name, address:**

- If these data already show, please check them;
- If the person who signs is not the shareholder, he/she must indicate his/her name, Christian name, address and his/her quality (legal agent, guardian...).

Z **This box must show a date and a signature for all shareholders.**

A B

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. [] Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

B. [] J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or the proxy form as specified below.*

BNP PARIBAS

S A au Capital de € 1.824.192.214
Siège Social :16, boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

ASSEMBLÉE GÉNÉRALE MIXTE convoquée pour le mercredi 13 mai 2009 à 15 h 30 au Palais des Congrès, 2 place de la Porte Maillot - 75017 PARIS.

***COMBINED GENERAL MEETING** to be held on Wednesday May 13, 2009 at 3:30 p.m. at Palais des Congrès, 2 place de la Porte Maillot - 75017 PARIS.*

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

D

[] **JE VOTE PAR CORRESPONDANCE** / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à **l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

1	2	3	4	5	6	7	8	9
[]	[]	[]	[]	[]	[]	[]	[]	[]
10	11	12	13	14	15	16	17	18
[]	[]	[]	[]	[]	[]	[]	[]	[]
19	20	21	22	23	24	25	26	27
[]	[]	[]	[]	[]	[]	[]	[]	[]
28	29	30	31	32	33	34	35	36
[]	[]	[]	[]	[]	[]	[]	[]	[]
37	38	39	40	41	42	43	44	45
[]	[]	[]	[]	[]	[]	[]	[]	[]

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	[]	[]	F	[]	[]
B	[]	[]	G	[]	[]
C	[]	[]	H	[]	[]
D	[]	[]	J	[]	[]
E	[]	[]	K	[]	[]

D'

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* .. []
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* .... []
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... []
  pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

D"

C

[] **JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE**
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign at the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

E

[] **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée**
I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) ***to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement enregistrées par l'établissement financier qui tient votre compte de titres.

CAUTION : If you're voting bearer securities, the present instructions will only be valid if they are directly registered with your custodian bank.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

F

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

le 12/5/2009 à 15 h, heure de Paris / *on May 12, 2009, on 3 p.m., Paris time*

à / *at* BNP PARIBAS SECURITIES SERVICES, GCT Assemblées, Immeuble Tolbiac, 75450 PARIS Cedex 09

Z

Date & Signature [Z]

The owner of the shares must date and sign this form.
In case of joint ownership, each joint owner must sign.
In case of life tenancy, the tenant for life must date and sign.



Proposed resolutions

Ordinary part

First resolution

(Approval of the consolidated balance sheet and profit and loss account for the financial year ending 31 December 2008)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, after taking cognizance of the reports of the Board of Directors and the Auditors on the financial year ending 31 December 2008, approves the consolidated balance sheet as at 31 December 2008 and the consolidated profit and loss account for the financial year 2008 prepared in accordance with international accounting standards (IFRS) as adopted by the European Union.

Second resolution

(Approval of parent company balance sheet and profit and loss account for the financial year ending 31 December 2008)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, after taking cognizance of the reports of the Board of Directors and the Auditors on the financial year ending 31 December 2008, approves the parent company balance sheet as at 31 December 2008 and the parent company profit and loss account for the 2008 financial year prepared in accordance with French accounting standards. It determines net income after tax at €715,484,732.74.

Third resolution

(Allocation of the net income for the financial year ending 31 December 2008 and distribution of the dividend)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, resolves to allocate the profit/loss as follows:

(in euros)	
Net profit for the financial year	715,484,732.74
Retained earnings	13,936,164,241.20
TOTAL	**14,651,648,973.94**
Appropriated to special investment reserve	12,009,000.00
Dividend	912,096,107.00
Retained earnings	13,727,543,866.94
TOTAL	**14,651,648,973.94**

The dividend of €912,096,107 corresponds to a distribution of €1.00 per ordinary share with a nominal value of €2.00 payable to BNP Paribas shareholders, subject to the stipulation that all powers are granted to the Board of Directors to have the fraction of the dividend corresponding to the treasury shares held by BNP Paribas posted to the "Retained earnings" account.

The General Meeting authorises the Board of Directors to deduct from the "Retained earnings" account the amounts necessary to pay the dividend of €1.00 per ordinary share stipulated above (i) on the shares derived from stock options exercised before the dividend payout date and (ii) on the shares issued to SFPI/FPIM and the State of the Grand Duchy of Luxembourg pursuant to the agreements announced on 7 March 2009.

For individuals who are resident in France for tax purposes, the dividend proposed is chargeable to income tax on a sliding scale, except for the flat-rate withholding tax option provided in Article 117 quater of the French General Tax Code (*Code Général des Impôts*).

The dividend proposed is eligible for the allowance resulting from Article 158-3-2° of the aforementioned Code, except if the taxpayer has in the course of the same year received income upon which the flat-rate withholding tax provided in Article 117 quater was levied.

The General Meeting, pursuant to Article L. 232-18 of the French Commercial Code (*Code de Commerce*) and Article 21 of the Articles of Association of BNP Paribas, resolves that the dividend may, at the shareholder's option, be received:

- either in cash;
- or in newly issued ordinary shares.

Shareholders may opt for payment of the dividend in cash or in newly issued ordinary shares from 20 May 2009 to 8 June 2009 inclusive by applying to their account holder institutions; this must be in respect of the whole of the dividend due to them. At the expiry of said period, the dividend can only be paid in cash.

The dividend for the 2008 financial year, based on the evening positions of 19 May 2009, shall be paid on 16 June 2009.

Pursuant to Article L. 232-19 of the Commercial Code, the issue price of the newly issued ordinary shares which will be remitted in payment of the dividend will be equal to 90% of the average of the opening prices quoted on the twenty stock trading sessions preceding the day of the dividend payout resolution, less the net amount of the dividend and rounded up to the next eurocent.

If the amount of the dividends in respect of which the option is exercised does not correspond to a whole number of shares, the shareholder may obtain the next higher whole number of shares by paying, on the date on which he exercises his option, the difference in cash or, conversely, may receive the next lower whole number of shares plus a compensating balance in cash.

The ordinary shares remitted in payment of the dividend will be vested in the holders thereof with effect from 1st January 2009.

The General Meeting grants all powers to the Board of Directors, with power of delegation to the Chairman, for the purpose of taking the measures necessary for implementing payment of the dividend in shares, where necessary charging to the issue premium all fees and charges incurred as a result of the capital increase, deducting from the issue premium the amounts required to increase the legal reserve to one tenth of the new capital, recognizing the capital increase which will result from this resolution and making the corresponding amendments to the Company's Articles of Association.

Pursuant to Article 47 of Law n°65-566 of 12 July 1965, dividends for the last three financial years were as follows:

(in euros)

FINANCIAL YEAR	NOMINAL SHARE	NUMBER OF SHARES	NET DIVIDEND PER SHARE	DISTRIBUTION AMOUNT ELIGIBLE FOR THE ALLOWANCE PROVIDED IN ARTICLE 158-3-2° OF THE CGI [FRENCH GENERAL TAX CODE]
2005	2.00	831,801,746	2.60	2,162,684,539.60
2006	2.00	903,615,040	3.10	2,801,206,624.00
2007	2.00	900,198,571	3.35	3,015,665,212.85

Fourth resolution

(Special report of the Auditors on the agreements and commitments referred to in Articles L. 225-38 and seq. of the French Commercial Code, particularly for those concluded between a company and its corporate officers but also between companies of a group with common corporate managing directors)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, takes note of the special report prepared by the Auditors on the agreements and commitments referred to in Articles L. 225-38 and seq. of the French Commercial Code and approves the agreements and commitments mentioned in said report.

Fifth resolution

(Authorisation for BNP Paribas to buy back its own shares)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, after taking cognizance of the Board of Directors' report, authorises the Board of Directors, pursuant to Articles L. 225-209 and seq. of the French Commercial Code, to acquire a number of ordinary shares representing up to 10% of the number of ordinary shares comprising the share capital of BNP Paribas, or, by way of guidance, on the date of the last recognition of capital on 23 January 2009, up to a maximum of 91,209, 610 shares.



The General Meeting resolves that shares may be acquired:

- for purposes of cancelling said shares under the conditions set by the Extraordinary General Meeting;
- with the aim of honouring obligations related to the issue of securities granting access to the capital, stock option programmes, the allocation of free shares, the allocation or sale of shares to employees in the context of sharing in the benefits of a corporate expansion, or in the context of employee share ownership plans or company share plans;
- for purposes of retaining them and subsequently remitting them in exchange or in payment in the context of acquisitions, mergers, spin-offs or contributions;
- in the context of a liquidity agreement in compliance with the code of practice acknowledged by the French Financial Markets Authority;
- for asset and financial management purposes.

These shares may be purchased, at any time, except in the case of a public offering for the BNP Paribas shares, in compliance with the regulations in force, and by any means including block purchase or by utilisation of derivatives admitted to trading on a regulated market or by mutual agreement.

The maximum purchase price may not exceed €68 per ordinary share, or, given the number of shares comprising the share capital on 23 January 2009, and subject to adjustments related to any transactions involving the capital of BNP Paribas, a maximum purchase amount of €6,202,253,480.

The General Meeting grants all powers to the Board of Directors, with power of subdelegation under the legal conditions, to implement this authorisation, in particular to transmit all stock exchange orders, conclude all agreements relating to the keeping of registers of share purchases and sales, make all declarations to the French Financial Markets Authority, fulfil all formalities and filing obligations and, generally take all necessary measures.

This authorisation supersedes the authorisation granted by the fifth resolution of the Combined General Meeting of 21 May 2008 and is granted for a period of eighteen months from this Meeting.

Sixth resolution

(Renewal of a director's mandate)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, renews the director's mandate of Mr. Claude Bébéar, for a 3-year term to end at the close of the Ordinary General Meeting called to approve in 2012 the accounts for financial year 2011.

Seventh resolution

(Renewal of a director's mandate)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, renews the director's mandate of Mr. Jean-Louis Beffa, for a 3-year term to end at the close of the Ordinary General Meeting called to approve in 2012 the accounts for financial year 2011.

Eighth resolution

(Renewal of a director's mandate)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, renews the director's mandate of Mr. Denis Kessler, for a 3-year term to end at the close of the Ordinary General Meeting called to approve in 2012 the accounts for financial year 2011.

Ninth resolution

(Renewal of a director's mandate)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, renews the director's mandate of Mme Laurence Parisot, for a 3-year term to end at the close of the Ordinary General Meeting called to approve in 2012 the accounts for financial year 2011.

Tenth resolution

(Renewal of a director's mandate)

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings, renews the director's mandate of Mr. Michel Pébereau, for a 3-year term to end at the close of the Ordinary General Meeting called to approve in 2012 the accounts for financial year 2011.

Extraordinary part

Eleventh resolution

(Contribution in kind of Fortis Banque SA shares)

The General Meeting, ruling under the conditions of quorum and majority required for extraordinary general meetings (on the understanding that, pursuant to Articles L. 225-147 and L. 225-10 of the French Commercial Code, the shares held by the Société Fédérale de Participations et d'Investissement/ Federale Participatie- en Investeringsmaatschappij, a Belgian public limited company *(société anonyme)* acting on behalf of the Belgium government, with its registered office at avenue Louise 54, boîte 1, 1050 Brussels, and registered with Banque Carrefour des Entreprises under number 0253.445.063 (hereafter the "SFPI"), the contributing company, are not taken into account in calculating the quorum and the majority);

after taking cognizance of the:

- private contribution agreement between BNP Paribas and SFPI concerning the contribution in kind by SFPI to BNP Paribas of 98,529,695 shares (or 20.39% of the share capital) of Fortis Banque SA, a Belgian public limited company *(société anonyme)* with its registered office at rue Royale 20, 1000 Brussels and registered with Banque Carrefour des entreprises under number 0403 199,702 (hereafter "Fortis Banque");
- Board of Directors' report;
- Auditors' report;

and after being informed that the Board of Directors, pursuant to the delegation granted to it under the sixteenth resolution of the Combined General Meeting of 21 May 2008, has approved the contribution in kind by SFPI to BNP Paribas of 263,586,083 Fortis Banque shares (or 54.55% of the capital and voting rights) and after noting the implementation of said contribution and the corresponding capital increase;

recognizes that the condition precedent provided in Article 4.2 of the above contribution agreement has consequently been satisfied;

unconditionally approves (i) the contribution in kind by SFPI to BNP Paribas of 98,529,695 Fortis Banque shares according to the terms and conditions provided in the aforementioned contribution agreement, (ii) the valuation of the Fortis Banque shares that are the subject of said contribution and (iii) the issue to SFPI, in remuneration of said contribution, of 32,982,760 BNP Paribas shares with a nominal value of two euros each, or an increase in the share capital of the amount of €65,965,520;

recognizes the final implementation of the contribution and the corresponding capital increase;

resolves that the new shares to be issued in remuneration of the contribution will be ordinary shares similar in all respects to the existing BNP Paribas shares and that the holders thereof will be subject to the same obligations and will have the same rights in any distribution or repayment made during the existence of BNP Paribas or at the time of its liquidation (including the right to the dividend to be paid for the financial year ending 31 December 2008);

resolves that the difference between the actual value of the Fortis Banque shares contributed (namely €1,916,598,219) and the amount of the increase in the share capital of BNP Paribas remunerating the contribution (namely €65,965,520), namely the sum of €1,850,632,699, will be posted to a contribution premium account which will relate to the rights of the existing and new shareholders of BNP Paribas and to which may be charged (i) all costs, charges, taxes and fees incurred as a result of the capital increase, (ii) the amount necessary for the appropriation of the legal reserve in order to increase it to one tenth of the new capital resulting from the contribution transaction and (iii) the amount necessary for rebuilding all regulated reserves or provisions;

grants all powers to the Board of Directors with power of subdelegation in particular for the purpose of carrying out the formalities subsequent to the contribution and the corresponding capital increase, making the corresponding amendments to the Articles of Association, applying for admission to trading of the BNP Paribas shares issued in remuneration of the contribution and, more generally, taking all measures and carrying out all necessary acts and formalities.

Twelfth resolution

(Contribution in kind of BGL SA shares)

The General Meeting, ruling under the conditions of quorum and majority required for extraordinary general meetings:

After taking cognizance of:

- the private contribution agreement between BNP Paribas and the Grand Duchy of Luxembourg concerning the contribution in kind by the Grand Duchy of Luxembourg to BNP Paribas of 4,540,798 shares of BGL SA, a Luxembourg public limited company (*société anonyme*) with its registered office at 50, avenue J.F. Kennedy, L-2951 Luxembourg and registered in the Luxembourg Trade and Companies Register under number B.6.481 (hereafter "BGL");
- the Board of Directors' report, and
- the Contribution Auditors' report;

and after being informed that the Board of Directors, pursuant to the delegation granted to it under the sixteenth resolution of the Combined General Meeting of 21 May 2008, has approved the contribution in kind by SFPI to BNP Paribas of 263,586,083 Fortis Banque shares (or 54.55% of the capital and voting rights) and after noting the implementation of said contribution and the corresponding capital increase;

recognizes that the condition precedent set out in Article 4.2 of the aforementioned contribution agreement has consequently been satisfied;

unconditionally approves (i) the contribution in kind by the Grand Duchy of Luxembourg to BNP Paribas of 4,540,798 shares of BGL according to the terms and conditions provided in the aforementioned contribution agreement, (ii) the valuation of the BGL shares that are the subject of said contribution and (iii) the issue to the Grand Duchy of Luxembourg, in remuneration of said contribution, of 11,717,549 BNP Paribas shares with a nominal value of two euros each, or an increase in the share capital of €23,435,098;

recognizes the final implementation of the contribution and the corresponding capital increase;

resolves that the new shares to be issued in remuneration of the contribution will be ordinary shares similar in all respects to the existing BNP Paribas shares and that their holders will be subject to the same obligations and will have the same rights in any distribution or repayment made during the existence of BNP Paribas or at the time of its liquidation (including the right to the dividend payable for the financial year ending 31 December 2008);

resolves that the difference between the actual value of the BGL shares contributed (namely €796,793,332) and the amount of the increase in the share capital of BNP Paribas remunerating the contribution (or €23,435,098), namely the sum of €773,358,234, will be registered in a contribution premium account which relates to the rights of the old and new shareholders of BNP Paribas and to which may be charged (i) all costs, charges, taxes and fees incurred as a result of the capital increase, (ii) the amount necessary for the appropriation of the legal reserve in order to increase it to one tenth of the new capital resulting from the contribution transaction and (iii) the amount necessary for rebuilding all regulated reserves or provisions;

grants all powers to the Board of Directors with power of subdelegation in particular for the purpose of carrying out the formalities subsequent to the contribution and the corresponding capital increase, making the corresponding amendments to the Articles of Association, applying for admission to trading of the BNP Paribas shares issued in remuneration of the contribution and, more generally, taking all measures and carrying out all necessary acts and formalities.

Thirteenth resolution

(Issue of ordinary shares and transferable securities granting access to the capital for the purpose of remunerating contributions of unlisted shares up to the limit of 10% of the capital)

The General Meeting, ruling under the conditions of quorum and majority required for extraordinary general meetings, after hearing the Board of Directors' report and pursuant to Article L. 225-147 paragraph 6 of the Commercial Code:

- delegates to the Board of Directors the powers necessary for carrying out an increase in capital, on one or more occasions, for the purpose of remunerating contributions in kind granted to BNP Paribas of capital shares or transferable securities granting access to the capital not admitted to trading on a regulated market of a State that is party to the agreement on the European Economic Area or is a member of the Organisation of Economic Cooperation and Development;
- sets the nominal maximum global amount of the capital increases that may result from the issues authorised by this resolution at 10% of the share capital on the date of the Board of Directors' resolution;
- resolves that the number of ordinary shares issued by BNP Paribas in remuneration of the contributions in kind stipulated in this resolution shall be determined by setting the unit issue price of the newly issued shares at a minimum of the weighted average of the prices for the last three stock trading sessions on the market of Euronext Paris preceding the setting of the issue price, less 5%;

- delegates all powers to the Board of Directors for the purpose of approving the valuation of the contributions, recognizing the implementation, where necessary charging to the contribution premium all fees and charges incurred as a result of the capital increase, deducting from the contribution premium the sums necessary for appropriation of the legal reserve and carrying out the corresponding amendments to the Articles of Association.

The delegation thus granted to the Board of Directors is valid for a period of 26 months as from this Meeting and invalidates with effect therefrom the delegation granted by the sixteenth resolution of the Combined General Meeting of 21 May 2008 for the unutilised balance thereof.

Fourteenth resolution

(Changes in the procedures for B Shares – Corresponding amendments to the Articles of Association)

The General Meeting, voting with the quorum and majority required for Extraordinary General Meetings, after a reading of the report from the Board of Directors and the report from the Auditors, and pursuant to the provisions of Articles L. 228-11 et seq. of the French Commercial Code:

- hereby amends Article 6 of the Articles of Association governing the procedures for the buyback of B Shares:

- the phrase "based on 360 days" is replaced, each time it occurs, by the phrase "based on 365 days (or 366 days for leap years)";
- the following paragraph:

  "In any event, the Buyback Price may not be greater than a percentage of the Unit Issue Price, which is set as follows:

  - 120% for buyback between the issue date and 30 June 2013;
  - 130% for buyback between 1 July 2013 and 30 June 2016;
  - 140% for buyback between 1 July 2016 and 30 June 2019;
  - 150% for buyback between 1 July 2019 and 30 June 2022;
  - 160% for buyback on or after 1 July 2022."

  is replaced by the following paragraph:

  "In any event, the Buyback Price may not be greater than a percentage of the Unit Issue Price, which is set as follows:

  - 103% for buyback between the issue date and 30 June 2010;
  - 105% for buyback between 1 July 2010 and 30 June 2011;
  - 110% for buyback between 1 July 2011 and 30 June 2012;
  - 115% for buyback between 1 July 2012 and 30 June 2013;
  - 120% for buyback between 1 July 2013 and 30 June 2014;
  - 125% for buyback between 1 July 2014 and 30 June 2015;
  - 130% for buyback between 1 July 2015 and 30 June 2017;
  - 140% for buyback between 1 July 2017 and 30 June 2019;
  - 150% for buyback between 1 July 2019 and 30 June 2022;
  - 160% for buyback on or after 1 July 2022."

- hereby amends as follows Article 23 of the Articles of Association governing the procedures for remuneration of B Shares:

- the phrase "based on 360 days" is replaced, each time it occurs, by the phrase "based on 365 days".

- gives all powers to the Board of Directors, with the option of sub-delegation under the conditions defined by law, for the purpose of performing all acts and formalities necessary to execute this resolution.



Fifteenth resolution

(Authorisation to be granted to the Board of Directors for the purpose of reducing the capital through cancellation of shares)

The General Meeting, ruling under the conditions of quorum and majority provided for extraordinary general meetings, after taking cognizance of the Board of Directors' report and the Auditors' special report, authorises the Board of Directors, pursuant to Article L. 225-209 of the Commercial Code, to cancel, on one or more occasions, up to the limit of 10% of the total number of shares comprising the share capital existing on the date of the transaction, for each period of 24 months, all or part of the shares that BNP Paribas holds and might hold, to reduce the share capital accordingly and to charge the difference between the purchase value of the shares cancelled and their nominal value to the available premiums and reserves, including the legal reserve up to 10% of the capital cancelled.

The General Meeting grants all powers to the Board of Directors, with power of subdelegation under the legal conditions, to implement this authorisation, carry out all acts, formalities and declarations, including amending the Articles of Association and generally taking all necessary measures.

This authorisation supersedes the authorisation granted by the twenty-third resolution of the General Meeting of 21 May 2008 and is granted for a period of 18 months as from this Meeting.

Sixteenth resolution

(Powers for formalities)

The General Meeting grants full powers to the bearer of an original, copy or extract of the minutes of this Combined General Meeting to carry out all legal or administrative formalities and make all filings and announcements stipulated by current laws relating to all the above resolutions.



Summary of proposed resolutions

Sixteen resolutions will be submitted for the approval of the Combined Ordinary and Extraordinary General Meeting called for 13 May 2009.

First, the Board is recommending the adoption of TEN resolutions by the Ordinary General Meeting:

THE FIRST TWO deal with approval of the consolidated and individual financial statements of BNP Paribas for fiscal year 2008, after a reading of the reports from the Board of Directors and the Auditors.

THE THIRD RESOLUTION proposes the appropriation of the company's earnings for 2008 and the payment of the dividend. The profits of BNP Paribas SA, in the amount of €715,485 million, plus retained earnings of €13,936,164 million represent a total to be distributed of €14,651,649 million. The dividend paid to the shareholders would be €912,096 million, representing a distribution of €1.00 per ordinary share, making a distribution ratio of 33.0%. After an allocation of €12,009 million to the special investment reserves, the amount of €13,727,544 million would be allocated to retained earnings.

The dividend would be detached from the share on 20 May 2009, for payment on 16 June 2009. The resolution proposes giving individual shareholders the option of payment of the entire dividend on the shares they own. The new shares issued under this option will be issued at a value representing 90% of the average of the opening prices recorded during the 20 market sessions prior to the date of the General Meeting, minus the net amount of the dividend, rounded up to the next hundredth of a euro. If a shareholder elects this option, the request must be made during the period from 20 May 2009 to 8 June 2009 inclusive.

In the context of the current business of a company, and more specifically when the company is the key element of a group of companies, agreements may be entered into directly or indirectly between the company and another company with which it has officers in common, and between the company and its officers, or with a shareholder holding more than 10% of the capital. These agreements must receive prior authorisation from the Board of Directors, and must be approved by the General Meeting, after a reading of the special report from the Auditors pursuant to Articles L. 225-38 and seq of the Commercial Code; this is the subject of the **FOURTH RESOLUTION.**

The agreements and commitments entered into during fiscal year 2008 by BNP Paribas include changes to the employment contract of Jean Clamon. The end of Jean Clamon's duties as Chief Operating Officer, and his new post as Managing Director for the coordination of the Group's internal control, resulted in the renewal and modification of his employment contract at the end of his duties as a corporate officer. His fixed annual salary was maintained; on the other hand, his variable compensation will evolve under the same conditions and based on the same criteria as those applied for managers who are members of the Executive Committee. His term as a corporate officer will be included in calculating seniority and calculating the indemnities governed by the collective banking convention or enterprise agreements.

IN THE FIFTH RESOLUTION, shareholders are being asked to authorise the Board for 18 months to establish a program to purchase the company's ordinary shares up to a maximum of 10% of the capital, as authorised by law.

These acquisitions would be used to meet several objectives, including:

- the allotment or sale of shares to the employees under profit-sharing plans, employee shareholding or company savings plans, share purchase programs for new or existing shares, and the allotment of bonus shares to employees in order to continue to improve their motivation and their involvement in the growth of your company, its continued development and creation of value;
- cancellation of the shares after authorisation from the Extraordinary General Meeting (cf.: fifteenth resolution);
- exchange or payment in order to complete external acquisitions;
- implementation of a liquidity contract.

The acquisitions may be made by any means, including trading of blocks of shares and the use of derivative products.

The maximum purchase price is set at €68; this limit has been adjusted from the limit previously in effect, which was authorised by the General Meeting of 21 May 2008 (€100), to take into account the change in the price on the markets.

Purchases could be made at any time, except in the event of a public offer for the shares of the company.

A report on these transactions will be given by the Board of Directors to the General Meeting to be held on 12 May 2010, called to approve the financial statements for 2009 on that date (unless subsequently changed).



THE NEXT 5 RESOLUTIONS ask you to renew the term of office of Mrs. Laurence Parisot, as well as the terms of Messrs Claude Bébéar, Jean-Louis Beffa, Denis Kessler and Michel Pébereau, as members of the Board; these terms would be renewed for three years, and would end at the close of the Ordinary General Meeting called in 2012 to approve the financial statements for the year 2011.

Mrs. Laurence Parisot, 49, a person outside the BNP Paribas group, is an independent member of the Board: Mrs. Parisot is Vice-Chairman of the Management Board of IFOP SA and President of the Mouvement des Entreprises de France (MEDEF).

Messrs. Claude Bébéar and Denis Kessler are also outside the BNP Paribas Group and are independent members of its Board: Claude Bébéar, 73, is a director of AXA Assurances lard Mutuelle and AXA Assurances Vie Mutuelle, and Denis Kessler, 57, is Chairman and Chief Executive Officer of Scor SE.

Mr. Jean-Louis Beffa is also a person outside the Group: Jean-Louis Beffa, 67, Vice Chairman of your Board, is Chairman of the Board of Directors of Compagnie de Saint-Gobain.

Mr. Michel Pébereau, 67, has been Chairman of the Board of Directors of BNP Paribas since June 2003.



SIX RESOLUTIONS will then be submitted for the approval of the Extraordinary General Meeting:

The first two resolutions deal with the contribution to BNP Paribas of the Fortis banking operations in Belgium and Luxembourg, as a result of the acquisition, directly, of 74.94% of Fortis Banque SA and, directly and indirectly, of 66.58% of BGL. This contribution would be remunerated through an issue of BNP Paribas shares on the basis of a price of 68 euros, which represents 132.9 million shares. This issue would be made in two stages:

- ***88.2 million made pursuant to the 16th resolution of the General Meeting of 21 May 2008, which authorised the issuance of shares to remunerate contributions of unlisted securities up to a limit of 10% of the capital ; as a result, at the end of this first phase:***
  - ***BNP Paribas would hold 54.55% of the capital of Fortis Banque (which owns 50.01% of BGL),***
  - ***the contributing company SFPI (a public interest corporation acting on behalf of the Belgian government) would own approximately 8.8% of the voting rights and 7.4% of the equity of BNP Paribas[1];***
- ***then 44.7 million after authorisations by this General Meeting.***

(1) Including the creation of non-voting shares.



Therefore, **THE ELEVENTH RESOLUTION** asks you, after duly noting the reports from the Board of Directors and the Auditors and the in-kind contribution agreement between BNP Paribas and SFPI *(Société Fédérale de Participations et d'Investissement)*, to approve the contribution of Fortis Banque shares representing 20.39% of its capital, to raise BNP Paribas' stake to approximately 75%.

The General Meeting is also being asked to approve the valuation of the contribution made (and the amount of the contribution premium), and then the capital increase: under this operation, SFPI (whose BNP Paribas shares it would own would not participate in the vote), would receive 33 million additional BNP Paribas shares to hold a total of 121.2 million, representing 11.7% of the voting rights and 9.9% of the Bank's capital(1) (it must retain the 8.8%(1) initially received for at least 2 years).



Likewise, the shareholders are asked, in **THE TWELFTH RESOLUTION,** after duly noting the in-kind contribution agreement between BNP Paribas and the Grand Duchy of Luxembourg, to approve the contribution of 16.57% of the capital of BGL, which would raise BNP Paribas's holding, directly and indirectly, to 66.58%.

The General Meeting is also being asked to approve the valuation of the contribution made (and the amount of the contribution premium), and then the capital increase; as a result, the Grand Duchy of Luxembourg would receive 11.7 million BNP Paribas shares, representing 1.1% of the voting rights and 0.9% of the capital of BNP Paribas(1) (it has agreed to retain 50% of this stake for one year).



In the **THIRTEENTH RESOLUTION,** the General Meeting is being asked to authorise the Board of Directors, for 26 months, to issue ordinary shares in order to remunerate contributions of unlisted securities up to a limit of 10% of the capital on the date of the Board's decision.

The adoption of this resolution would give BNP Paribas the resources for greater reactivity and would therefore increase its negotiating abilities, which are all factors favourable to the interests of the shareholders, who would also be protected by the following two measures:

- as stipulated by law, the Board of Directors would approve the valuation of the contributions after duly noting the report from the Auditors for the contributions; this report would be communicated to the shareholders at the following General Meeting;
- despite the latitude offered by the law, the issue price would not be freely determined by the Board, but would refer to market conditions because it would be calculated as *"at a minimum, the weighted average of the prices for the last three market sessions prior to the date the issue price is set, minus 5%"*.

This authority would cancel the authority granted by the sixteenth resolution of the General Meeting of 21 May 2008 for the unused balance of this authority on the date of the present Meeting. In effect, the sixteenth resolution of the General Meeting of 21 May 2008 (which authorises the creation of a maximum of about 110 million shares(1)), has been used to a large extent by BNP Paribas for the merger with Fortis, with the issue of approximately 88.2 million shares as consideration for the contribution of 54.55% of the capital of Fortis Banque (the entity that also controls 50.01% of the capital of BGL).

Thus, this resolution is intended to "reconstitute" the manoeuvring margins for BNP Paribas for remuneration of unlisted securities, given that the authorities for a capital increase with elimination of the Pre-emptive Subscription Right granted to the Board remain limited by the provisions of Resolution 17 of the General Meeting of 21 May 2008, which authorises the creation of a maximum of 175 million shares, which is still 86.8 million shares (175 – 88.2), representing 8.3% of the capital post-contributions (not including the creation of non-voting shares, which further reduces this ratio to 7%).



In the context of the second tranche of the French growth support plan, the Extraordinary General Meeting of 27 March authorised the issue of preferred shares to Société de Prise de Participation de l'Etat and the corresponding amendment to the articles of association. As the European Commission in March 2009 approved new changes to the features of the securities which may be issued within this framework, the Board of Directors asks you, in **THE FOURTEENTH RESOLUTION**, to benefit from these improvements by modifying the features of the preferred shares and amend the articles of association accordingly.

The changes essentially affect the ceiling on the purchase price at which the preferred shares may be purchased by BNP Paribas in the event they are held in their entirety by the government. While this ceiling initially changed as follows (as a percentage of the unit issue price):

- 120% in the event of buyback between the issue date and 30 June 2013;
- 130% in the event of buyback between 1 July 2013 and 30 June 2016;
- 140% in the event of buyback between 1 July 2016 and 30 June 2019;

(1) Including the creation of non-voting shares.



- 150% in the event of buyback between 1 July 2019 and 30 June 2022;
- 160% in the event of buyback on or after 1 July 2022;

you are being asked to reduce the ceiling and set it at:

- 103% in the event of buyback between the issue date and 30 June 2010;
- 105% in the event of buyback between 1 July 2010 and 30 June 2011;
- 110% in the event of buyback between 1 July 2011 and 30 June 2012;
- 115% in the event of buyback between 1 July 2012 and 30 June 2013;
- 120% in the event of buyback between 1 July 2013 and 30 June 2014;
- 125% in the event of buyback between 1 July 2014 and 30 June 2015;
- 130% in the event of buyback between 1 July 2015 and 30 June 2017;
- 140% in the event of buyback between 1 July 2017 and 30 June 2019;
- 150% in the event of buyback between 1 July 2019 and 30 June 2022;
- 160% in the event of buyback on or after 1 July 2022.

The ceiling purchase price rises more progressively in the early years than previously.



In the **FIFTEENTH RESOLUTION,** the General Meeting is being asked to authorise the Board, for a period of 18 months, to cancel, through a capital reduction, all or some of its treasury shares held by your company or acquired under the authority granted by the Ordinary General Meeting, up to a maximum of 10% of the capital in a 24-month period. This authority would make any prior authority of the same kind null and void for the unused amounts.



Finally, the **SIXTEENTH RESOLUTION** is a standard resolution concerning the delivery of the powers necessary to complete the publications and legal formalities for this General Meeting.



Information concerning Directorship candidates*

M. Claude Bébéar



Principal office: Honorary Chairman of AXA

Born 29 July 1935

Start and end dates of term: 23 May 2006 - AGM 2009

Date of 1st election: 23 May 2000

Number of BNP Paribas shares held: 3,074

Director:

AXA Assurances Iard Mutuelle

AXA Assurances Vie Mutuelle

Member of the Supervisory Board:

Vivendi

Adviser:

Schneider Electric

President:

IMS-Entreprendre pour la Cité

Institut Montaigne

Member:

International Advisory Panel of Monetary Authority of Singapore

Education and career:

A former student of the Ecole Polytechnique, a chartered member of the French Institute of Actuaries, Mr. Claude Bébéar joined Anciennes Mutuelles (Mutuelles Unies) in 1958. He was appointed Managing Director in 1975. In 1982, he became Chairman of the Drouot Group and then Chairman of AXA, when it was formed in 1985. Today, Mr. Bébéar is Honorary Chairman of AXA.

Reasons for recommending re-election to the Board of Directors:

The Board of Directors believes that the professional career of Mr. Claude Bébéar, his expertise and experience in the performance of his duties, and his contribution to the work of the Corporate Governance and Nominations Committee all recommend his re-election to the Board of Directors of BNP Paribas.

(*) The offices in italics are not governed by the provisions of Law 2001-401 of 15 May 2001 concerning offices held simultaneously.

M. Jean-Louis Beffa



Principal office: Chairman of the Board of Directors of Compagnie de Saint-Gobain

Born 11 August 1941

Start and end dates of term: 23 May 2006 - AGM 2009

Date of 1st election: 22 October 1986

Number of BNP Paribas shares held: 13,986

Vice-Chairman of the Board of Directors of BNP PARIBAS

Chairman of *Claude Bernard Participations*

Director:

GDF SUEZ

Groupe Bruxelles Lambert, (Belgium)

Saint-Gobain Corporation, (United States)

Member of the Supervisory Board:

Siemens AG (Germany)

Le Monde SA

Le Monde & Partenaires Associés (SAS)

Société Editrice du Monde

Education and career:

A former student at the Ecole Polytechnique, Mr. Jean-Louis Beffa is a senior mining engineer, a graduate of the Ecole Nationale Supérieure du Pétrole and of the Institut d'Etudes Politiques de Paris.

After beginning his career in the Department of Fuels, Mr. Beffa joined Compagnie de Saint-Gobain in 1974. He served as Chief Executive Officer of Pont-à-Mousson SA, and Director of the Pipes and Mechanical branch of Saint-Gobain. After serving as Chief Executive Officer in 1982, then as Chairman and Chief Executive Officer in 1986, Mr. Beffa is currently Chairman of the Board of Directors of Saint-Gobain.

Reasons for recommending re-election to the Board of Directors:

The Board of Directors believes that the commitment, expertise and independent mind with which Mr. Beffa performs his duties and contributes to the work of the Compensation Committee all recommend his re-election to the Board of Directors of BNP Paribas.

(*) The offices in italics are not governed by the provisions of Law 2001-401 of 15 May 2001 concerning offices held simultaneously.

M. Denis Kessler



Principal office: Chairman and Managing Director of Scor SE

Born 25 March 1952

Start and end dates of term: 23 May 2006 – AGM 2009

Date of 1st election: 23 May 2000

Number of BNP Paribas shares held: 2,000

SCOR Group

Chairman:

SCOR Global P&C SE

SCOR Global Life U.S. Re Insurance Company (United States)

SCOR Global Life Re Insurance Company of Texas (United States)

SCOR Reinsurance Company (United States)

SCOR U.S. Corporation (United States)

SCOR Holding (Switzerland) AG (Switzerland)

Chairman of the Supervisory Board:

SCOR Global Investments SE

Director:

SCOR Global Life SE

SCOR Canada Reinsurance Company (Canada)

Other offices

Director:

Bolloré

Dassault Aviation

Dexia S.A. (Belgium)

Fonds Stratégique d'Investissement

Invesco Ltd (United States)

Member of the Supervisory Board:

Yam Invest N.V. (Netherlands)

Adviser:

Financière Acofi SA

Gimar Finance & Cie SCA

Member:

Commission Economique de la Nation, Economic and Social Council, Board of Directors of the Geneva Association, Board of the Foundation for Medical Research, Insurance Business Committee

Chairman: *Board of Directors of Siècle, Cercle de l'Orchestre de Paris*

Vice-Chairman: *Reinsurance Advisory Board*

General Advisor *to the Conference Board*

Education and career:

Mr. Denis Kessler is the holder of an agregation in economics and an agregation in social sciences, and a doctorate in economics, and is a graduate of the Hautes Etudes Commerciales. He served as Chairman of the French Federation of Insurance Companies (FFSA) from 1990 to 1997 and from 1998-2002, Vice-Chairman of the European Insurance Committee (CEA) from 1996 to 1998 and from 2001-2002, Managing Director and member of the Executive Committee of the AXA Group (1997-1998), and Deputy Vice Chairman of the Mouvement des Entreprises de France (MEDEF) from 1999 to 2002. Mr. Kessler is currently Chairman and Managing Director of SCOR SE.

Reasons for recommending re-election to the Board of Directors:

The Board of Directors believes that the skills, independence and motivation with which Mr. Denis Kessler performs his duties and contributes to the work of the Accounting Committee recommend him for re-election to the Board of Directors of BNP Paribas.

(*) The offices in italics are not governed by the provisions of Law 2001-401 of 15 May 2001 concerning offices held simultaneously.

Mme Laurence Parisot



Principal office: Vice-Chair of the Management Board of IFOP S.A.

Born 31 August 1959

Start and end dates of term:
23 May 2006 – AGM 2009

Date of 1st election: 23 May 2006

Number of BNP Paribas shares held: 360

Chair:

Mouvement des Entreprises de France (MEDEF)

Director:

Coface S.A.

Member of the Supervisory Board:

Michelin

Education and career:

Laurence Parisot is a graduate of the Institut d'Etudes Politiques in Paris, and holds a masters degree in Public Law from the University of Nancy II and a postgraduate diploma in political studies.

Laurence Parisot began her career in 1985 first as senior researcher and then as Chief Executive Officer of Institut Louis Harris France. In 1990, she took over as head of Ifop of which she became a shareholder before taking control in 1998. She is currently Vice-Chair of the management board of IFOP SA and Chair of Mouvement des Entreprises de France (MEDEF).

Reasons for recommending re-election to the board of directors:

The Board of Directors believes that the expertise and motivation with which Mme Parisot performs her duties and contributes to the work of the Corporate Governance and Appointments Committee recommend her for re-election to the Board of Directors of BNP Paribas.

(*) The offices in italics are not governed by the provisions of Law 2001-401 of 15 May 2001 concerning offices held simultaneously.

M. Michel Pébereau



Principal Office: Chairman of the Board of Directors of BNP Paribas

Born 23 January 1942

Start and end dates of term:
23 May 2006 – AGM 2009

Date of 1st election: 14 May 1993

Number of BNP Paribas shares held: 184,192

Director:

Lafarge

Compagnie de Saint-Gobain

Total

BNP Paribas SA (Switzerland)

Eads N.V., Netherlands

Pargesa Holding SA, Switzerland

Member of the Supervisory Board:

Axa

Banque Marocaine pour le Commerce et l'Industrie, Morocco

Adviser:

Société Anonyme des Galeries Lafayette

Chairman:

Investment Bank and Markets Commission, French Banking Federation

Executive Board, Institut d'Etudes Politiques de Paris

Supervisory Board, Institut Aspen France

Institut de l'Entreprise

Member:

Academy of Social and Political Sciences

Executive Board, Mouvement des Entreprises de France

Haut Conseil de l'Education

European Financial Round Table

Institut International d'Etudes Bancaires

International Advisory Panel of the Monetary Authority of Singapore

International Capital Markets Advisory Committee of the Federal Reserve Bank of New York

International Business Leaders'Advisory Council for the Mayor of Shanghai (IBLAC)

Education and career:

A graduate of the Ecole Polytechnique and the Ecole Nationale d'Administration, Honorary Inspector General of Finance, Michel Pébereau began his career with the Ministry of the Economy and Finance in the Finance Inspection division, then in the Treasury Department.

After leaving the French Government, Michel Pébereau led Crédit Commercial de France, then Banque Nationale de Paris, where he served as Chairman and Managing Director from 1993 to 2000. After the merger of BNP and Paribas, he served as Chairman and Managing Director of BNP Paribas. He has been Chairman of the Board of Directors since June 2003.

Reasons for recommending re-election to the Board of Directors:

The Board of Directors believes that Michel Pébereau's skills, experience and commitment all recommend his re-election as a member of the Board of Directors of BNP Paribas.

(*) The offices in italics are not governed by the provisions of Law 2001-401 of 15 May 2001 concerning offices held simultaneously.



BNP Paribas Group in 2008

A capacity to generate profits maintained despite the crisis

In 2008, in the context of an unprecedented financial crisis, the Group's revenues totalled €27,376 million, a limited drop (-11.8% compared to 2007) due to the good resilience of Retail Banking and AMS.



RETAIL BANKING AND AMS HELD UP WELL
Revenues (including the impact of the financial crisis) (in € mn)
2007
2008
+6.9%
16,398
17,525
-6.3%
5,264
4,935
-39.1%
8,171
4,973
Retail banking
AMS
CIB

Thanks to cost-cutting measures in all the business units and a substantial reduction in bonuses, operating expenses were contained at €18,400 million (-1.9% compared to 2007).

The downturn in the economy, in particular in the United States and in Spain, then in Ukraine, combined with the numerous counterparty defaults in the dislocated financial markets (impact over €2 billion for the year), weighed heavily on the cost of risk which totalled €5,752 million, or triple the 2007 level. However, the quality of the corporate loan portfolio is still good, with no significant deterioration in 2008 and the household indebtedness ratio in France and in Italy, the Group's two domestic markets, are the lowest in Europe.

Pre-tax income was €3,924 million (compared to €11,058 million in 2007). These profits stemmed from the ability of Retail Banking and AMS to hold up and to generate return on pre-tax allocated equity of 25% and 28% respectively. CIB posted net losses of €1,189 million as a result of the extremely violent market conditions at the end of the year. These losses nevertheless reflect a relative resilience compared to similar activities in other banks.



SIGNIFICANT PROFITABILITY IN RETAIL BANKING AND AMS DESPITE THE DOWNTURN IN THE ENVIRONMENT
Pre-tax income (in € mn)
2007
2008
4,407
3,982
1,915
1,310
3,455
-1,189
Retail banking
AMS
CIB
Pre-Tax ROE
24.6%
28.2%
n.s.

The net income group share totalled €3,021 million (compared to €7,822 million in 2007).

The Board of Directors will propose to the Annual General Meeting to pay a dividend of 1 euro par share, either cash or scrip.

Results of the core businesses

1 Corporate and Investment Banking (CIB)

In the fourth quarter 2008, CIB's revenues, adversely affected by the dislocation of the markets in the wake of the collapse of Lehman, totalled €-248 million. The performances of the business units were very mixed: Equity and Advisory was hard hit whilst Fixed Income held up well and the Financing business units posted record revenues in a context of reintermediation.

The accounting reclassifications that were performed from the trading book to the banking book pursuant to the amendment to IAS 39 related to €7.8 billion in assets, mostly from Fixed Income. After the date of the reclassification, these assets contributed €78 million to pre-tax income. Had these assets not been reclassified, the variation in the fair value after the date of the reclassification would have lead to a posting of €424 million in negative revenues on 31 December 2008.

The division's operating expenses, immediately adjusted, in particular thanks to a significant reduction in bonuses, totalled €514 million, down 46.7% compared to the fourth quarter 2007.

The cost of risk, again significantly affected by the risks in capital markets businesses (specifically the monoline insurers and Madoff fraud), came to €1,305 million.

In total, the division posted a pre-tax loss of €2,068 million.

For the whole of 2008, CIB's revenues, significantly affected by the €2 billion in fair value adjustments and the dislocation of markets in the fourth quarter, came to 4,973 million euros compared to €8,171 million in 2007. Thanks to the rapid adaptation of those businesses most affected and the substantial cut in bonuses, operating expenses were down 22.4%. The cost of risk was €2,477 million, or 116bp of the risk-weighted assets, of which €2,122 million stemmed from provisions on market counterparties. Net losses before tax totalled €1,189 million.


CIB HELD UP WELL DESPITE 4Q08 RESULTS
18-month CIB pre-tax income (since the beginning of the crisis) (in € bn)
Goldman Sachs
BNPP
JP Morgan
Socgen
Morgan Stanley
Deutsche Bank
Crédit Suisse
UBS
Citigroup
Merrill Lynch
4.2
-0.1
-3.8
-6.7
-8.2
-8.5
-13.2
-35.2
-45.4
-47.3
From June 07 to November 08
From July 07 to December 08

2009 Action Plan

In 2009, CIB will continue the de-risking process, which is largely under way, focusing on reducing the value at risk, the sensitivity to extreme market volatility, structural illiquid risks and the basis risk. This reduction, combined with an objective of stabilising the financing businesses' risk-weighted assets, will in turn bring down the division's risk-weighted assets.

CIB will proactively redesign its product offering to adapt it to its customers needs, whilst continuing to significantly scale back business in the most complex structured products, and expand the flow business while developing tailor-made hedge products.

Lastly, the division's organisation will be streamlined. Priority will be given to leadership in Europe. This move will enable CIB to scale back its cost base by 5%, on a full year basis, excluding variable compensation.



BNP Paribas confirms its ambition to be a key and competitive player in the new corporate and investment banking landscape, with a customer-driven model, a balanced business mix in which the financing businesses play a significant role as they provide a recurring revenue base and one of the best global derivatives and capital markets platforms.

In January, CIB did sustained client business and performed very well.

2 Asset Management and Services (AMS)

The strong attractivement of AMS franchise is confirmed by its good performance in collecting 11 billion euros in net asset inflows in 2008, with only 1 billion euros in net asset outflows in the fourth quarter. Hence, BNP Paribas is one of the very few banks that collected positive assets in 2008.

The division's business units continued to gain market share, in particular Private Banking, ranked sixth in the world by Euromoney (up three places) and Asset Management, which gained 1.7 point of market share in France, with 9.9% (source: Europerformance, Dec. 2008).

At 1,071 million euros, revenues were however down 19% compared to the fourth quarter 2007 due to the lower valuation of assets under management (-13.8%/31.12.07), asset inflows concentrated on short-term products generating lower added value as well as the 142 million euros in fair value adjustments to the Insurance business' equity portfolio. Netting out the latter effect, the drop in revenues was contained at 8.5%. Securities Services' revenues, up 17.5% compared to the fourth quarter 2007, continued to benefit from a high volume of transactions.

The decline in operating expenses gathered pace at -5.1% compared to the fourth quarter 2007, versus -2.1% in 3Q08/3Q07 and reflects all the business units' capacity to adjust to the slowdown in business.

The division succeeded in maintaining its profitability in the fourth quarter of the year despite worsening of the crisis with pre-tax income totalling €210 million.

For the whole of 2008, AMS's revenues, which were €4,935 million, were down only 6.3% compared to 2007. Thanks to the rapid adaptation of those businesses most affected, operating expenses were up only 1.6%. Pre-tax income, reduced by a one-off 207 million cost of risk due to the collapse of Lehman and Icelandic banks, was €1,310 million, down 31.6%. This was the lowest drop in its peer group.

2009 Action Plan

In 2009, the division will continue to pursue its integrated development, in particular in terms of its product offering and cross-selling. In order to adapt the offering to the economic environment, products proposed will be simpler, more diversified and more liquid.

As a result of the crisis, AMS also plans to adapt the organisation of its business units, by notably:

- continuing the international roll out of the Wealth Management Networks model used in France after it was successfully introduced in Italy;
- design new insurance products; and
- take advantage of opportunities arising from outsourcing securities services by financial services groups.

Lastly, the division will endeavour to seek productivity gains in all business lines, in particular by expanding distribution to a larger number of third party networks and by optimising its global presence.

3 Retail Banking

FRENCH RETAIL BANKING (FRB)

In the fourth quarter, the growth in outstanding loans, both to individual customers (7.1%/4Q07) and corporate customers (16.1%/4Q07) illustrate FRB's commitment to support the real economy. The growth in deposits (10.7%/4Q07) picked up pace.

FRB continued to win new individual customers, opening a net total of 50,000 cheque and deposit accounts in the fourth quarter (+200,000 for the whole of 2008) and over one million Livret A savings accounts which collected 2.0 billion euros.

FRB also continued to gain shares in the corporate market, in particular in terms of deposits, flow and mutual fund asset inflows. Many customer referrals with private banking are a testimony of the effectiveness of cross-selling.

The division's revenues totalled €1,444 million, up +1.3%[1] compared to the fourth quarter 2007. Its growth was limited primarily by a sharp decline in financial fees (-23.9% compared to the fourth quarter 2007) in a very adverse environment for financial savings, whilst banking fees rose +6%. Net interest income was up +6.9% thanks to good intermediation business, both in terms of deposits and loans.

Despite the continuation of the branch renovation programme, operating expenses remained flat[2] compared to the fourth quarter 2007 and helped the division attain a 1.4 point positive jaws effect. The cost of risk remained moderate at 38bp of risk-weighted assets in the fourth quarter compared to 25bp for the same period a year earlier.

(1) Excluding PEL/CEL effects, with 100% of French Private Banking.

After allocating one-third of French Private Banking's net income to the AMS division, FRB's quarterly pre-tax income was 314 million euros, down only 2.5%[3] compared to the fourth quarter 2007.

For the whole of 2008, revenues totalled 5,943 million euros, up 2.2%[2] compared to 2007. The rise in operating expenses, contained at +0.8%[2] compared to 2007, generated a 1.4 point positive jaws effect, better than the 2008 target, and the cost/income ratio improved 0.9 point, at 67%.

The cost of risk, at €203 million and up 28.5%[2], was 20bp of Basel I risk-weighted assets.

Pre-tax net income, after allocating one-third of French Private Banking's net income to the AMS division, came to 1,641 million euros, up 4.7%[3].

2009 Action Plan

In order to meet the key challenges of the crisis, FRB will focus on four priorities:

- adapt its product offering to falling short-term interest rates so as to maintain its superior deposit and savings asset inflow performance;
- optimise capital management whilst monitoring the return on risk-weighted assets and developing revenues requiring limited capital use: banking services, sale of insurance products, etc.
- maintain the competitive edge in risk management;
- stabilise costs while continuing hiring and investments.

In working with businesses and households as they carry out their projects, the division is committed to growing its outstanding loans by 4% in 2009.

Furthermore, FRB is focusing its efforts on growth driver projects such as the Internet and the multi-channel model as well as developing synergies both with the Group's other retail networks as well as with the specialised business units.

In 2009, the division's goal is to maintain a positive 1 point jaws effect.

BNL BANCA COMMERCIALE (BNL BC)

BNL's integration was completed satisfactorily. All of the synergies, which were revised upward by 15% at the beginning of 2008 compared to the initial plan, were entirely implemented by 31 December 2008. The Group's expertise in carrying out integrations is thereby confirmed.

BNL bc continued its development in a more adverse environment. The drive to win new customers resulting in the opening of a net total of over 10,000 cheque and deposit accounts in the fourth quarter (47,000 accounts in total in 2008 compared to 6,100 in 2007 and -86,000 in 2006 when BNL joined the BNP Paribas Group). Business from corporate customers continues to grow at a fast pace, not only through loans, the outstandings of which were up 17.9% compared to the fourth quarter 2007, but also from revenues from cash management and from trade finance, up 11.4% compared to the same period a year earlier.

Revenues, at 725 million euros, grew 5.1%[4] compared to the fourth quarter 2007 thanks, in particular, to revenue synergies achieved.

Including the branch renovation program (40% of which was completed by 31 December 2008) and the opening of 50 new branches in 2008, operating expenses were flat[4] thanks to cost synergies. There was a resulting 5.1 points jaws effect in line with the target set for 2008. This good operating performance is reflected in a remarkable 16.5%[4] rise in gross operating income compared to the fourth quarter 2007 and a further 3.4 points improvement in the cost/income ratio over the same period.

The cost of risk, at €147 million, reflects the beginning of the economic downturn in Italy: €+52 million compared to the fourth quarter 2007, or 102 basis points of risk-weighted assets compared to 77 basis points for the same period a year earlier.

After allocating one-third of Italian Private Banking's net income to the AMS division, BNL's pre-tax income was €100 million, down 13.8% compared to the fourth quarter 2007.

For the whole of 2008, revenues grew 6%[4] and operating expenses only 0.7%[4], generating a positive 5.3 points jaws effect, better than the target for 2008, as well as a further 3.2 points improvement of the cost/income ratio, to 62.8%. Gross operating income was up sharply 16.3%[4] compared to 2007. The cost of risk was up 29.2% to 73 basis points compared to 65 basis points in 2007. Pre-tax income, after allocating one-third of Italian Private Banking's net income to the AMS division, came to €628 million, up 9.8%.

2009 Action Plan

In 2009, in pursuit of its commercial drive, BNL bc expects to open 50 new branches, bringing the total number of openings to 100 since it joined the Group. The bank will focus its priorities on developing flow products and cross-selling.

In order to stabilise its costs, BNL bc's goal will be to pursue the rightsizing of the workforce and to integrate its IT systems with the Group's systems in France.

These efforts should again produce a 5 points jaws effect in 2009.

With the deteriorating economic environment, BNL plans to capitalise on the managerial actions under way to strengthen risk management, implementing more selective loan approval criteria and introducing branches offering watchlist customers an opportunity to renegotiate loan repayment terms.

(2) Excluding PEL/CEL effects, with 100% of French Private Banking.
(3) Excluding PEL/CEL effects.
(4) With 100% of Italian Private Banking



■ BANCWEST

BancWest confirmed its sales and marketing momentum despite the downturn in the economic environment, particularly this quarter.

Revenues in the fourth quarter 2008, which totalled €600 million, were up 12.1% at constant scope thanks to outstanding loan growth (+11.7%) as well as a rise in net interest margins (+16bp/4Q07 at 3.18%) thanks to the steepening of the yield curve and increased spreads.

Operating expense growth (€299 million) slowed down to +4.1% at constant exchange rates.

The cost of risk, at 283 million euros, continued to deteriorate. An additional impairment charge of €77 million was booked on the investment portfolio this quarter, in particular on banking and insurance trust preferred shares. The overall exposure of this portfolio to subprime securities, Alt-As, CMBSs and related CDOs is very low, less than €200 million. The balance of the quarter's cost of risk reflects a deterioration of the credit quality of the loan portfolio across all segments due to the economic recession. However, this deterioration has hit BancWest less than most of its peers.

Pre-tax income totalled 17 million euros compared to €15 million for the same period a year earlier, taking pre-tax income to €333 million for the whole of 2008. So, BancWest is one of the few retail banks in the United States that was largely profitable in 2008.

In 2009, in an effort to adapt to the new environment in the U.S., BancWest will focus on:

- optimising the distribution channels, in particular by rolling out the product offering throughout the entire network;
- maintaining cost management discipline, in particular by moving to paperless middle and back office processes;
- preserving the quality of the loan portfolio by stabilising outstandings and maintaining disciplined credit selection criteria.

■ EMERGING MARKETS

The Emerging Markets' Networks weathered this quarter well despite the severity of the economic crisis in Ukraine. They continued to produce good commercial performance as demonstrated by the gain of 250,000 new customers, and the opening of 65 additional branches, primarily in the Mediterranean basin region, bringing the total number of openings in 2008 to 167 branches. Outstanding loans were up sharply compared to the fourth quarter 2007 (+25%), but they did nevertheless start to slow down compared to the third quarter 2008. At the end of 2008, over 60% of Emerging Markets Retail Banking's outstanding loans were in the Mediterranean basin region (of which 21% at TEB) and less than 20% in Ukraine.

Revenues, which totalled €558 million, benefited from the networks' good geographic diversity, jumping +52.5% compared to the fourth quarter 2007 (+43.1% at constant exchange rates).

Operating expenses grew at a rate less sustained than revenues (+27% at constant exchange rates) due to the immediate implementation of cost reduction measures, yielding a further 11.7 point improvement of the cost/income ratio over the period, to 57.2%.

The cost of risk, at €276 million, rose sharply compared to the same period a year earlier (€32 million). It stemmed primarily from a €272 million provision in Ukraine, of which 233 million of portfolio-based provisions due to the economic downturn. The cost of risk remained moderate in the other countries.

As a result of this, pre-tax income was -€40 million this quarter compared to 97 million euros during the same period a year earlier.

For the whole of 2008, pre-tax income totalled 534 million euros (+11.5% compared to 2007), reflecting the networks' very good performance.

In 2009, Emerging Markets Retail Banking plans to adapt its growth to the new risk and liquidity environment:

- in Ukraine, whilst the origination of new loans has already stopped, the retail and corporate loan portfolio will be restructured and the teams dedicated to loan collection will be beefed up;
- in the other emerging markets, efforts will be made to selectively acquire new customers.

Costs will be cut in Ukraine (closure of 100 branches and job cuts). The priority will be on enhancing operating efficiency in the other networks with, in particular, a freeze on hiring in some countries, speeding up the integration of the Sahara Bank as well as new measures to streamline back offices.

■ PERSONAL FINANCE

Revenues, at €968 million, were up +10.8% compared to the fourth quarter 2007 thanks, in particular, to the continued growth in loan outstandings (+13.5%).

Operating expense growth, contained at +6.6% thanks to the reinforcement of cost-cutting measures, enabled Personal Finance to generate significant gross operating income growth (+17.1% compared to the same period a year earlier) as well as a positive 4.2 point jaws effect.

The cost of risk, at €384 million, or 266 basis points compared to 236 basis points in the third quarter 2008, continued to deteriorate due to the economic downturn, in particular in Southern and Central Europe.

At €159 million, pre-tax income was down only -3% compared to the fourth quarter 2007 due to the gains from the disposal of the Group's stake in Cofidis.

For the whole of 2008, revenues grew +11.2% compared to 2007, to €3,792 million due, in particular, to the growth in loan outstandings. Thanks to a swift implementation

of the cost-cutting programmes, the cost/income ratio improved 1.7 point. The economic downturn, especially in Spain and in Central Europe weighed on the cost of risk which came to €1,218 million (+66.8% compared to 2007). After the effect of the gain from the disposal of the stake in Cofidis, pre-tax income totalled €666 million (€808 million in 2007).

In 2009, Personal Finance plans to:

- reinforce synergies with the Group's retail networks;
- expand its cost-cutting programme: these measures should allow Personal Finance to generate a positive 2 point jaws effect in 2009; and
- continue actions undertaken in 2009 to reduce the impact of the crisis on credit risk and, in particular, to refocus new loan origination and beef up the loan collection teams.

EQUIPMENT SOLUTIONS

Again impacted by falling used car prices, Equipment Solutions' revenues, which totalled €225 million, were down -22.9% compared to the fourth quarter 2007. The -13.5% decline in operating expenses and the rise in the cost of risk to €48 million lead to a €14 million pre-tax loss.

For the whole of 2008, the business unit's revenues fell -8.8% compared to 2007. Operating expenses, which were well under control, dipped -1.5%. With the deterioration of the cost of risk, due in particular to one-off provisions on a few transactions, pre-tax income was 180 million euros compared to €361 million in 2007.



Starting in 2009, a Retail Banking entity is being created as an umbrella organisation for the Group's retail banking businesses, in order to speed up their development and their overall coherence. This entity oversees 6,000 branch offices, 16 million customers and generated €17,525 million[5] in revenues in 2008.

The introduction of this entity means that:

- 6 new corporate retail banking functions will manage businesses and projects across the new organisation;
- a Retail Banking Information System was created; and
- Emerging Markets Retail Banking will be converted into an integrated operating entity.

This new entity will focus on four priorities:

- lead the Group's development initiatives in retail banking;
- pool expertise;
- promote industrialisation and share large-scale investments; and
- expand cross-selling.

(5) Including 100% of French Private Banking and excluding PEL/CEL and 100% of Italian Private Banking.



The Group's financial strength further reinforced

As at 31 December 2008, BNP Paribas' Tier 1 capital totalled €41.8 billion, up €5.3 billion compared to its level at 31 December 2007 thanks to the Group's continued capacity to generate profits and the participation, in the fourth quarter of the year, in the first stage of the French economic stimulus plan for the amount of €2.55 billion.

Risk-weighted assets grew +11.5% in 2008, a testimony to the Group's commitment to support the real economy. In the fourth quarter, this growth was only +1.6%. Excluding the floor, risk-weighted assets grew +4.6% (€24 billion) as the decline in the value of CIB's financing businesses' outstandings (-9 billion euros) partly offset the increase due to the impact of market risks, including the impact of extreme market volatility on the VaR (+€15 billion) and to the transfer of assets from the trading book to the banking books (+€2 billion).

The Tier 1 ratio was thus 7.8% as at 31 December 2008 compared to 7.3% as at 31 December 2007, with no shareholder dilution and after factoring in the payment of a €1.00 dividend. This ratio is adapted to BNP Paribas' risk profile.

The lowering of the floor on 1st January 2009 and the participation in the second stage of the French stimulus plan will push up the Group's Tier 1 ratio to 8.4% on a pro forma basis.

In the short-term, BNP Paribas will focus on bringing its Tier 1 ratio up further: the capital base will be strengthened by generating earnings and taking part in the French economic stimulus plan. The risk-weighted assets will be reduced in 2009 by €20 billion at constant scope and exchange rates, combining a sharp decline in CIB, a stabilisation in emerging countries and at BancWest as well as continued growth in France and Italy.

In the medium-term, the Group's goal is to continue to keep its Tier 1 ratio above 7.5%.

In terms of liquidity, the Group will take advantage of its major competitive edge constituted by the level of its CDS spread, which is the lowest of comparable banks. It is taking a very proactive approach in order to take into account the higher cost of liquidity by adapting the product offering as well as terms and conditions. With deposit growth (+19%) outpacing loan growth (+11%), the loan to deposit ratio was brought down from 129% to 119% during 2008. In 2009, the Group's MLT issue programme is €30 billion, of which €9 billion are already completed or under way.

The balance sheet structure is solid. With the Group's cautious acquisition strategy, the amount of goodwill is only €11.3 billion, primarily related to acquisitions prior to mid-2006 in retail banking businesses (€8.6 billion, of which €3.6 billion for BancWest and €1.7 billion for BNL) which have limited exposure to risky regions (€764 million in emerging countries, of which only €119 million for UkrSibbank).

Lastly, the costs will be stabilised in 2009 compared to 2008 at constant scope and exchange rates, excluding variable compensation. This stabilisation of the cost base will be implemented in each entity in a manner appropriate to the specific environment: costs are targeted to be cut at CIB, stabilised at FRB and BNL and grown very selectively at AMS and in the rest of retail banking.

With the effect of these measures, BNP Paribas will be well positioned in the still uncertain environment in 2009 to take full advantage of its structural strengths:

- its enhanced attractiveness;
- its diversified business units centered on the retail banking businesses which generate 60% of revenues;
- its regional focus on Western Europe (75% of revenues);
- its good cost control and proactive cost management; and
- the attention paid to risk/return over economic cycles.



For the financial services industry, 2008 was a year that saw an unprecedented crisis. With a 3-billion euro profit, which puts it in the top 10 banks in the world, BNP Paribas has confirmed its strength, thanks to the competitive edge provided by a diversified strategic positioning centred on retail banking and based in Western Europe.

In 2009, BNP Paribas will be developing its businesses geared towards servicing the real economy, in particular in France, and will actively keep adapting to an environment that is going to remain very challenging: reducing market risk and risk-weighted assets, strengthening the capital base through earnings generation and the participation in the French economic stimulus plan, stabilising the cost base, proactively managing risks.



BNP Paribas SA five-year financial summary

	BNP PARIBAS SA				
	2004	2005	2006	2007	2008
Balances at year-end					
a) Share capital *(€)*	1,769,400,888	1,676,495,744	1,860,934,954	1,810,520,616	1,824,192,214
b) Number of ordinary shares in circulation	884,700,444	838,247,872	930,467,477	905,260,308	912,096,107
c) Number of convertible bonds outstanding	None	None	None	None	None
Total income from operations *(€m)*					
a) Revenues (excl. taxes)	25,095	29,994	37,957	47,028	48,643
b) Income before tax, depreciation, impairment and provisions	3,938	3,556	5,024	5,257	3,400
c) Corporate income tax	(715)	299	(45)	285	1,201
d) Income after tax, depreciation, impairment and provisions	3,282	3,423	5,375	4,532	715
e) Total dividends distributed	1,770	2,183	2,892	3,034	912
Income from operations per share *(€)*					
a) Income after tax before depreciation, impairment and provisions	3.67	4.62	5.36	6.12	5.04
b) Income after tax, depreciation impairment and provisions	3.71	4.08	5.76	5.00	0.78
c) Dividend per share	2.00	2.60	3.10	3.35	1.00
Employees					
a) Number of employees at December 31	44,534	45,356	46,152	47,466	47,443
b) Total payroll *(€m)*	2,729	3,074	3,376	3,554	3,112
c) Amount paid for social benefits (social security, charitable works etc.) *(€m)*	992	1,222	1,474	1,106	1,053



Directions

for the shareholders attending the Meeting

The 13 May 2009 Meeting will begin at 3.30 p.m. sharp.
The shareholders will be welcome from 2.00 p.m. on.

1. You are advised to apply to the Welcome desk in advance, sign the attendance list and show your admission card;
2. Please make sure you have been given an electronic voting box with the directions for use before you enter the Meeting room (it should have been given to you when signing in);
3. Please follow the directions to vote that you will receive during the Meeting.

For a proper calculation of the votes and quorum, shareholders are reminded that attendance sheets will not be available after 5.30 p.m.

BNP Paribas has definitely chosen a strategy of sustainable growth as the foundation for a renewed value creation towards its shareholders. Therefore, the Bank deemed it right that the Annual Meeting, the main event for shareholder communication, should symbolize the socially responsible behaviour of the company.

For every shareholder who attends the Annual General Meeting of 13 May 2009, BNP Paribas will contribute an additional €10 to the "Helping staff involved in the community" programme, which was specifically developed by Fondation BNP Paribas to encourage employees who are involved in voluntary work and fundraising projects in the community.

BNP Paribas is pleased to report to its shareholders on the use of the €19,920 contribution made in 2008, and added to the sum already devoted by your Compagny to the Foundation BNP Paribas for leveraging initiatives of staff members. The total of these monies has been allocated amongst 34 projects, of which only six have obtained the maximum subsidy of €4,000. The majority of these projects concerned initiatives in France, while 3 were conducted in South America, 5 in Asia and 6 in Africa.

You will find on the Internet site "**invest.bnpparibas.com**", section "General Shareholders Meeting" then "what to know in a few clicks", a lively demo of the possibilities and of the ways of participating in our General shareholders meeting.



Application Form for Documents

to be sent by e-mail, to owners of registered shares[1] who wish to participate in the shareholders' General Meetings

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT- Services aux Émetteurs - Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09 – FRANCE

The undersigned

Christian name and Name: ....

Adress: ....

Zip Code: ☐☐☐☐☐ City: ....

Country: ....

E-mail : .... @ ....

Hereby requests that the documents necessary to participate in BNP Paribas General Meetings, be sent to me by e-mail from now on.

In ....

Date 2009

Signature

Should you wish to receive again your convening notice and the voting form by post, please let us know by sending us a recorded letter with acknowledgement of receipt.

(1) This possibility is reserved to the owners of registred shares of BNP Paribas only.



BNP PARIBAS





Application Form for Documents and Information

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT- Services aux Émetteurs - Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09 – FRANCE

Combined General Meeting on Wednesday May 13th 2009

The undersigned

Christian name and Name: ....

Adress: ....

Zip Code: [| | | |] City: ....

Country: ....

Holding: ....

- registered shares,

- bearer shares in the books of [1] ....

kindly asks BNP Paribas to send documents and information as stated in Article R. 225-83 and Article R. 225-88 of the French commercial code, in view of the Combined General Meeting of May 13th 2009.

In ....

Date 2009

Signature

PLEASE NOTE: As per paragraph 3 of Article R. 225-88 of the French commercial code, the holders of registered shares may obtain these documents from the bank for each further general meeting.

(1) Name and address of the custodian in charge of your shares.



BNP PARIBAS



BNP PARIBAS

Société anonyme with capital of €2,198,641,552
Head Office: 16, boulevard des Italiens,
75009 Paris – 662 042 449 R.C.S. Paris